UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (AMENDMENT NO. 9)

                                 IA GLOBAL, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   44920E 10 4
                                 (CUSIP Number)

                                  TAKESHI SATO
                        INTER ASSET JAPAN LBO NO. 1 FUND
                        35F Atago Green Hills Mori Tower
                             2-5-1 Atago, Minato-Ku
                              Tokyo 105-6235 Japan
                                81 (3) 5776-0880
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 10, 2005
              Date of Event Which Requires Filing of This Statement

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
________________________________________________________________________________

CUSIP NO. 44920E 10 4                                                     PAGE 2
________________________________________________________________________________

  1      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) INTER ASSET JAPAN LBO NO. 1 FUND ("IAJ LBO Fund")
________________________________________________________________________________

  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [   ] (b) [ X ]
________________________________________________________________________________

  3      SEC USE ONLY
________________________________________________________________________________

  4      SOURCE OF FUNDS
         WC
________________________________________________________________________________

  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                        [   ]
________________________________________________________________________________

  6      CITIZENSHIP OR PLACE OF ORGANIZATION
         JAPAN
________________________________________________________________________________


   NUMBER OF        7      SOLE VOTING POWER               31,580,000 SHARES
                    ____________________________________________________________
    SHARES

  BENEFICIALLY      8      SHARED VOTING POWER             0 SHARES
                    ____________________________________________________________
    OWNED BY

      EACH          9      SOLE DISPOSITIVE POWER          31,580,000 SHARES
                    ____________________________________________________________
   REPORTING

    PERSON          10     SHARED DISPOSITIVE POWER        0 SHARES
                    ____________________________________________________________
     WITH
________________________________________________________________________________

 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         31,580,000 SHARES
________________________________________________________________________________

 12      CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [   ]
________________________________________________________________________________

 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)       29.1%
________________________________________________________________________________

 14      TYPE OF REPORTING PERSON*
         PN
________________________________________________________________________________

                                  SCHEDULE 13D
________________________________________________________________________________

CUSIP NO. 44920E 10 4                                                     PAGE 3
________________________________________________________________________________

  1      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PBAA Fund Ltd. ("PBAA")
________________________________________________________________________________

  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [   ] (b) [ X ]
________________________________________________________________________________

  3      SEC USE ONLY
________________________________________________________________________________

  4      SOURCE OF FUNDS
         WC
________________________________________________________________________________

  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                        [   ]
________________________________________________________________________________

  6      CITIZENSHIP OR PLACE OF ORGANIZATION
         British Virgin Islands
________________________________________________________________________________


   NUMBER OF        7      SOLE VOTING POWER               28,604,152 SHARES
                    ____________________________________________________________
    SHARES

  BENEFICIALLY      8      SHARED VOTING POWER             0 SHARES
                    ____________________________________________________________
    OWNED BY

      EACH          9      SOLE DISPOSITIVE POWER          28,604,152 SHARES
                    ____________________________________________________________
   REPORTING

    PERSON          10     SHARED DISPOSITIVE POWER        0 SHARES
                    ____________________________________________________________
     WITH
________________________________________________________________________________

 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         28,604,152 SHARES
________________________________________________________________________________

 12      CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [   ]
________________________________________________________________________________

 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)       26.3%
________________________________________________________________________________

 14      TYPE OF REPORTING PERSON*
         PN
________________________________________________________________________________

                                  SCHEDULE 13D
________________________________________________________________________________

CUSIP NO. 44920E 10 4                                                     PAGE 4
________________________________________________________________________________

  1      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Terra Firma Fund Ltd. ("Terra Firma")
________________________________________________________________________________

  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [   ] (b) [ X ]
________________________________________________________________________________

  3      SEC USE ONLY
________________________________________________________________________________

  4      SOURCE OF FUNDS
         WC
________________________________________________________________________________

  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                        [   ]
________________________________________________________________________________

  6      CITIZENSHIP OR PLACE OF ORGANIZATION
         British Virgin Islands
________________________________________________________________________________


   NUMBER OF        7      SOLE VOTING POWER               13,100,000 SHARES
                    ____________________________________________________________
    SHARES

  BENEFICIALLY      8      SHARED VOTING POWER             0 SHARES
                    ____________________________________________________________
    OWNED BY

      EACH          9      SOLE DISPOSITIVE POWER          13,100,000 SHARES
                    ____________________________________________________________
   REPORTING

    PERSON          10     SHARED DISPOSITIVE POWER        0 SHARES
                    ____________________________________________________________
     WITH
________________________________________________________________________________

 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         13,100,000 SHARES
________________________________________________________________________________

 12      CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [   ]
________________________________________________________________________________

 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)       12.1%
________________________________________________________________________________

 14      TYPE OF REPORTING PERSON*
         PN
________________________________________________________________________________

                                  SCHEDULE 13D
________________________________________________________________________________

CUSIP NO. 44920E 10 4                                                     PAGE 5
________________________________________________________________________________

  1      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) INTER ASSET JAPAN CO LTD ("IAJ")
________________________________________________________________________________

  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [   ] (b) [ X ]
________________________________________________________________________________

  3      SEC USE ONLY
________________________________________________________________________________

  4      SOURCE OF FUNDS
         WC
________________________________________________________________________________

  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                        [   ]
________________________________________________________________________________

  6      CITIZENSHIP OR PLACE OF ORGANIZATION
         JAPAN
________________________________________________________________________________


   NUMBER OF        7      SOLE VOTING POWER               3,989,501 SHARES
                    ____________________________________________________________
    SHARES

  BENEFICIALLY      8      SHARED VOTING POWER             0 SHARES
                    ____________________________________________________________
    OWNED BY

      EACH          9      SOLE DISPOSITIVE POWER          3,989,501 SHARES
                    ____________________________________________________________
   REPORTING

    PERSON          10     SHARED DISPOSITIVE POWER        0 SHARES
                    ____________________________________________________________
     WITH
________________________________________________________________________________

 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,989,501 SHARES
________________________________________________________________________________

 12      CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [   ]
________________________________________________________________________________

 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)       3.7%
________________________________________________________________________________

 14      TYPE OF REPORTING PERSON*
         CO
________________________________________________________________________________

                                  SCHEDULE 13D
________________________________________________________________________________

CUSIP NO. 44920E 10 4                                                     PAGE 6
________________________________________________________________________________

  1      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) HIROKI
         ISOBE
________________________________________________________________________________

  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [   ] (b) [ X ]
________________________________________________________________________________

  3      SEC USE ONLY
________________________________________________________________________________

  4      SOURCE OF FUNDS
         PF
________________________________________________________________________________

  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                        [   ]
________________________________________________________________________________

  6      CITIZENSHIP OR PLACE OF ORGANIZATION
         JAPAN
________________________________________________________________________________


   NUMBER OF        7      SOLE VOTING POWER               4,694,147 SHARES
                    ____________________________________________________________
    SHARES

  BENEFICIALLY      8      SHARED VOTING POWER             0 SHARES
                    ____________________________________________________________
    OWNED BY

      EACH          9      SOLE DISPOSITIVE POWER          4,694,147 SHARES
                    ____________________________________________________________
   REPORTING

    PERSON          10     SHARED DISPOSITIVE POWER        0 SHARES
                    ____________________________________________________________
     WITH
________________________________________________________________________________

 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         4,694,147 SHARES
________________________________________________________________________________

 12      CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [   ]
________________________________________________________________________________

 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)       4.3%
________________________________________________________________________________

 14      TYPE OF REPORTING PERSON*
         IN
________________________________________________________________________________

                                  SCHEDULE 13D
________________________________________________________________________________

CUSIP NO. 44920E 10 4                                                     PAGE 7
________________________________________________________________________________

  1      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ALAN MARGERISON
________________________________________________________________________________

  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [   ] (b) [ X ]
________________________________________________________________________________

  3      SEC USE ONLY
________________________________________________________________________________

  4      SOURCE OF FUNDS
         SC
________________________________________________________________________________

  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                        [   ]
________________________________________________________________________________

  6      CITIZENSHIP OR PLACE OF ORGANIZATION
         UNITED KINGDOM
________________________________________________________________________________


   NUMBER OF        7      SOLE VOTING POWER               2,481,334 SHARES
                    ____________________________________________________________
    SHARES

  BENEFICIALLY      8      SHARED VOTING POWER             0 SHARES
                    ____________________________________________________________
    OWNED BY

      EACH          9      SOLE DISPOSITIVE POWER          2,481,334 SHARES
                    ____________________________________________________________
   REPORTING

    PERSON          10     SHARED DISPOSITIVE POWER        0 SHARES
                    ____________________________________________________________
     WITH
________________________________________________________________________________

 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,481,334 SHARES
________________________________________________________________________________

 12      CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [   ]
________________________________________________________________________________

 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)       2.4%*
________________________________________________________________________________

 14      TYPE OF REPORTING PERSON*
         IN
________________________________________________________________________________

* Includes options to acquire 1,666,667 shares of Common Stock.

ITEM 1.  SECURITY AND ISSUER.

     This Amendment No. 9 to Schedule 13D ("Amendment 9") relates to the shares of common stock, par value $0.01 per share (the "Common Stock"), of IA Global, Inc., a Delaware corporation formerly known as Medium4.com, Inc. (the "Issuer"), whose principal executive offices are located at 533 Airport Boulevard, Suite 400, Burlingame, California 94010. The principal executive officers are Alan Margerison, Chief Executive Officer, and Mark Scott, Chief Financial Officer.

     This Amendment 9 is being filed solely to give notice of the (i) issuance of 3,000,000 shares to Mr. Isobe from the acquisition of Global Hotline, Inc. on June 15, 2005 and (ii) addition of 100,000 shares of IA Global common stock purchased on the open market by Mr. Isobe on June 10, 2005 at $.25 per share.

ITEM 2.  IDENTITY AND BACKGROUND.

     This Amendment 9 is being filed pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934 (the "Exchange Act") jointly by (a) IAJ LBO Fund; (b) PBAA; (c) Terra Firma; (d) IAJ; (e) Mr. Isobe and (f) Mr. Margerison. IAJ LBO Fund is an open ended limited liability investment company incorporated in Japan as a private fund. PBAA and Terra Firma are each an open ended limited liability investment company incorporated in the British Virgin Islands as a private fund. IAJ is a limited liability company incorporated in Japan. Mr. Isobe is a citizen of Japan. Mr. Margerison is a citizen of the United Kingdom. Each "Reporting Person" (and collectively the "Reporting Persons") is an institutional investor or an "accredited investor."

     Information with respect to each Reporting Person is given solely by such Reporting Person; no Reporting Person has the responsibility for the accuracy or completeness of the information supplied by any other Reporting Person; and each Reporting Person agrees that this statement is filed on behalf of such Reporting Person only. Although the Reporting Persons may be deemed to constitute a "group" for the purposes of Rule 13d-3 under the Exchange Act, the filing of this statement should not be deemed an admission that the Reporting Persons are a "group" for such purposes.

     The sole general partner of IAJ LBO Fund is IAJ. The general partner of IAJ (the "IAJ General Partner") is a venture capital company. The person in control of the IAJ General Partner is Takeshi Sato, a citizen of Japan. The principal occupation of Mr. Sato is serving as President and Chief Executive Officer of the IAJ General Partner. Mr. Sato took over the office of President of the IAJ General Partner on May 6, 2004 from Mr. Hashimoto, who in turn took over the office of President of the IAJ General Partner on June 15, 2003, from Alan Margerison. Mr. Margerison is Chairman of the IAJ General Partner. The principal occupation of Mr. Margerison is serving as President and Chief Executive Officer of the Issuer.

     The authorized share capital of PBAA is divided into two classes, 100 common shares having a nominal value of one Japanese yen each and 5,000,000 participating redeemable preference shares. Mr. Isobe holds all of the 100 issued common shares. The holders of the redeemable preference shares are private investors of PBAA and have no right to vote on matters submitted to PBAA's shareholders.

     The authorized share capital of Terra Firma is divided into two classes, 100 common shares having a nominal value of one Japanese yen each and 5,000,000 participating redeemable preference shares. Mr. Isobe holds all of the 100 issued common shares. The holders of the redeemable preference shares are private investors of Terra Firma and have no right to vote on matters submitted to Terra Firma's shareholders.

     Inter Asset Europe Investment Advisory Ltd. ("IA Europe"), the investment manager of PBAA, controls the investment portfolio of PBAA. Inter Asset Management Europe Ltd. ("IA Management"), the investment manager of Terra Firma, controls the investment portfolio of Terra Firma. Mr. Isobe has ultimate control of each of IA Europe and IA Management, as lead manager, and his principal occupation is serving as financial advisor to PBAA, Terra Firma, IAJ and other international investment funds. The directors of IA Europe are Mr. Isobe, Mr. Margerison and B. Fitzpatrick. The directors of IA Management are Mr. Isobe and Mr. Margerison.

     The principal business address of IAJ LBO Fund, IAJ, the IAJ General Partner, Mr. Margerison and Mr. Isobe is 35F Atago Green Hills MORI Tower, 2-5-1 Atago, Minato-ku, Tokyo 105-6235 Japan. The principal business address of PBAA, Terra Firma and IA Management is Woodbourne Hall, P.O. Box 3162, Road Town, Tortola, British Virgin Islands. The principal business address of IA Europe is Hume House, Ballsbridge, Dublin, Ireland.

     During the last five years, none of the Reporting Persons, nor, to the best of their knowledge, the IAJ General Partner, IA Europe or IA Management, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). During the last five years, none of the Reporting Persons, nor, to the best of their knowledge, the IAJ General Partner, IA Europe or IA Management, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The information in this Item 3 is supplemental, relates only to the transactions described in this Amendment, and is not a complete restatement of
Item 3.

ITEM 4.  PURPOSE OF TRANSACTION.

     The information in this Item 4 is supplemental, relates only to the transactions described in this Amendment 9, and is not a complete restatement of
Item 4.

     Mr. Isobe sold his 33% interest in Global Hotline, Inc. on April 20, 2005 when Issuer signed a Share Exchange Agreement ("Agreement") to acquire Global Hotline Co Ltd. ("GHI"), a privately held Japanese company. The transaction closed June 15, 2005. The transaction was structured as a share exchange in which the Issuer will issue 15,000,000 shares of its common stock in exchange for 100% of GHI's equity. The Issuer's common stock had a value of $.207 per share, which was the average close price during the twenty days prior to the signing of the Agreement, or an aggregate value of $3,100,000.

     PBAA and IAJ are existing shareholders of the Issuer and, together with their affiliates, are the majority shareholders in the company. Mr. Isobe is affiliated with each of PBAA, Terra Firma and IAJ, and IAJ LBO Fund and is a business partner with Alan Margerison, the company's CEO.

Other

     The Reporting Persons may purchase additional shares of Common Stock from time to time depending upon price, market conditions, availability of funds, evaluation of other investment opportunities, and other factors. The Reporting Persons have no present intention to sell any shares of Common Stock, although any Reporting Person could determine from time to time, based upon the same factors listed above for purchases, to sell some or all of the shares of Common Stock held by such Reporting Person.

     The Reporting Persons do not have any plans or proposals that would result in any of the actions or transactions described in clauses (a)through (j) of
Item 4 of Schedule 13D, except as previously disclosed in this Schedule 13D, as amended, or as set forth above.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER.

IAJ LBO Fund

     (a) As of June 15, 2005, IAJ LBO Fund beneficially owned 31,580,000 shares of Common Stock, representing approximately 29.1% of the outstanding Common Stock. 20,000,000 of such shares are owned directly by IAJ LBO Fund, and 11,580,000 of such shares are issuable upon the conversion of 1,158 shares of Series B Preferred Stock.

The percentage of ownership calculation includes the 11,580,000 shares of Common Stock issuable to IAJ LBO Fund upon the conversion of 1,158 shares of Series B Preferred Stock.

     (b) As of June 15, 2005, Takeshi Sato, as President and Chief Executive Officer of IAJ, which is also the general partner of IAJ LBO Fund, had sole voting power and sole dispositive power with respect to 35,569,501 shares of Common Stock, which includes all shares of Common Stock held by IAJ LBO Fund and IAJ.

     (c) IAJ LBO Fund has not effected any transactions in Common Stock within the 60 days prior to the filing of this Schedule 13D.

     (d) Not applicable.

     (e) Not applicable.

PBAA

     (a) As of June 15, 2005, PBAA beneficially owned 28,604,152 shares of Common Stock, representing approximately 26.3% of the outstanding Common Stock.

The percentage of ownership calculation includes the 11,580,000 shares of Common Stock issuable to IAJ LBO Fund upon the conversion of 1,158 shares of Series B Preferred Stock.

     (b) As of June 15, 2005, Mr. Isobe, as the sole common shareholder of PBAA and in his capacity with IA Europe, as the investment manager of PBAA, as the sole common shareholder of Terra Firma and in his capacity with IA Management, as the investment manager of Terra Firma, and in his individual capacity, had sole voting power and sole dispositive power with respect to 46,398,299 shares of Common Stock.

     (c) PBAA has not effected any transactions in Common Stock within the 60 days prior to the filing of this Schedule 13D.

     (d) Not applicable.

     (e) Not applicable.

TERRA FIRMA

     (a) As of June 15, 2005, Terra Firma beneficially owned 13,100,000 shares of Common Stock, representing approximately 12.1% of the outstanding Common Stock.

The percentage of ownership calculation includes the 11,580,000 shares of Common Stock issuable to IAJ LBO Fund upon the conversion of 1,158 shares of Series B Preferred Stock.

     (b) As of June 15, 2005, Mr. Isobe, as the sole common shareholder of Terra Firma and in his capacity with IA Management, as the investment manager of Terra Firma, as the sole common shareholder of PBAA and in his capacity with IA Europe, as the investment manager of PBAA, and in his individual capacity, had sole voting power and sole dispositive power with respect to 46,398,299 shares of Common Stock.

     (c) Terra Firma has not effected any transactions in Common Stock within the 60 days prior to the filing of this Schedule 13D.

     (d) Not applicable.

     (e) Not applicable.

IAJ

     (a) As of June 15, 2005, IAJ beneficially owned 3,989,501 shares of Common Stock, representing approximately 3.7% of the outstanding Common Stock.

The percentage of ownership calculation includes the 11,580,000 shares of Common Stock issuable to IAJ LBO Fund upon the conversion of 1,158 shares of Series B Preferred Stock.

     (b) As of June 15, 2005, Takeshi Sato, as President and Chief Executive Officer of IAJ, which is also the general partner of IAJ LBO Fund, had sole voting power and sole dispositive power with respect to 35,569,501 shares of Common Stock, which includes all shares of Common Stock held by IAJ LBO Fund and IAJ.

     (c) IAJ has not effected any transactions in Common Stock within the 60 days prior to May 31, 2005.

     (d) Not applicable.

     (e) Not applicable.

Mr. Isobe

     (a) As of June 15, 2005, Mr. Isobe individually owned 3,926,772 shares of Common Stock. In addition, Mr. Isobe had personal signing authority over 767,375 shares of Common Stock held by GMB Holdings Ltd., a company registered in Nassau Bahamas. GMB Holdings Ltd. is not affiliated with(a) IAJ LBO Fund; (b) PBAA; (c) Terra Firma; (d) IAJ; or (e) Mr. Margerison, except to the extent that the foregoing entities could be deemed to be under common control based on the ownership interests of Mr. Isobe. These shares of Common Stock represent approximately 4.3% of the outstanding Common Stock of the Issuer.

The percentage of ownership calculation includes the 11,580,000 shares of Common Stock issuable to IAJ LBO Fund upon the conversion of 1,158 shares of Series B Preferred Stock.

     (b) As of June 15, 2005, Mr. Isobe, as the sole common shareholder of PBAA and in his capacity with IA Europe, as the investment manager of PBAA, as the sole common shareholder of Terra Firma and in his capacity with IA Management, as the investment manager of Terra Firma, and in his individual capacity, had sole voting power and sole dispositive power with respect to 46,398,299 shares of Common Stock.

     (c) Mr. Isobe acquired 3,000,000 shares of Common Stock from the acquisition of Global Hotline, Inc. on June 15, 2005 and (ii) addition of 100,000 shares of IA Global common stock purchased on the open market by Mr. Isobe on June 10, 2005 at $.25 per share.

     (d) Not applicable.

     (e) Not applicable.

Mr. Margerison

     (a) As of June 15, 2005, Mr. Margerison beneficially owned 2,481,334 shares of Common Stock, representing approximately 2.4% of the outstanding Common Stock of the Issuer.

The percentage of ownership calculation includes the 11,580,000 shares of Common Stock issuable to IAJ LBO Fund upon the conversion of 1,158 shares of Series B Preferred Stock and 1,666,667 options to purchase Common Stock of the Issuer that have been issued to Mr. Margerison and have vested.

     (b) As of June 15, 2005, Mr. Margerison had sole voting power and sole dispositive power with respect to 2,481,334 shares of Common Stock.

     (c) Mr. Margerison purchased 34,500 shares of Common Stock at $0.17-$.25 per share within the 60 days prior to June 15, 2005.

     (d) Not applicable.

     (e) Not applicable.

Other

     The share ownership percentages described in this Amendment 9 for IAJ, IAJ LBO Fund, PBAA, Terra Firma, Mr. Isobe and Mr. Margerison include the 11,580,000 shares of Common Stock issuable to IAJ LBO Fund upon the conversion of 1,158 shares of Series B Preferred Stock.

     The share ownership percentages described in this Amendment 9 for Mr. Margerison also include the 2,333,334 options to purchase shares of Common Stock held by Mr. Margerison.

     The share ownership percentages described in this Amendment 9 for Mr. Isobe also include the 767,375 shares of Common Stock held by GMB Holdings Ltd., an entity controlled by Mr. Isobe.

     Without these shares issuable to IAJ LBO Fund, Mr. Margerison and the GMB Holdings shares for which Mr. Isobe has personal signing authority, IAJ LBO Fund, PBAA, Terra Firma, IAJ, Mr. Isobe and Mr. Margerison collectively owned 71.9% of the Common Stock outstanding, based on total shares of Common Stock outstanding as of May 31, 2005 of 97,050,181.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Except as described herein, no Reporting Person nor any other person referred to in Item 2 herein, has any contract, arrangements understandings or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

     a. (1) Share Exchange Agreement dated April 20, 2005 among IA Global, Inc., Mr. Anan, Mr. Isobe and Mr. Nagae.

     b. (2) Confirmation of Close of Share Exchange Agreement dated June 15, 2005 among Mr. Anan, Mr. Isobe and Mr. Nagae.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 15, 2005

                   INTER ASSET JAPAN LBO NO. 1 FUND

                   By:   Inter Asset Japan Co Ltd., its General Partner

                   By:   /S/ TAKESHI SATO
                         ----------------------------------------------
                         Name:    Takeshi Sato
                         Title:   President and Chief Executive Officer

                   PBAA FUND LTD.

                   By:   /S/ HIROKI ISOBE
                         ----------------------------------------------
                         Name:    Hiroki Isobe
                         Title:   Director


                   TERRA FIRMA FUND LTD.

                   By:   /S/ HIROKI ISOBE
                         ----------------------------------------------
                         Name:    Hiroki Isobe
                         Title:   Director


                   INTER ASSET JAPAN CO LTD.

                   By:   Inter Asset Japan Co Ltd.

                   By:   /S/ TAKESHI SATO
                         ----------------------------------------------
                         Name:    Takeshi Sato
                         Title:   President and Chief Executive Officer


                   By:   /S/ HIROKI ISOBE
                         ----------------------------------------------
                         Name:    Hiroki Isobe


                   By:   /S/ ALAN MARGERISON
                         ----------------------------------------------
                         Name:    Alan Margerison


            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

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